Exhibit 99.8

PRESS RELEASE

Germany: TotalEnergies Pursues Growth in Electricity by
Launching Six New Battery Storage Projects

•	TotalEnergies is launching 221 MW of new battery energy storage systems developed by Kyon Energy in Germany, where the Company already has 100 MW under construction.

•	Most of these batteries will be supplied by Saft, TotalEnergies’ affiliate specialized in advanced battery technology, particularly in renewables.

•	TotalEnergies’ German project pipeline amounts to 13 GW1of renewables and 2 GW of battery capacity, contributing to its strategy to develop an integrated portfolio.

Paris, March 26, 2025 – On the occasion of Patrick Pouyanné’s participation in the Europe 2025 conference in Berlin, and in connection with the Company’s integrated development in the country’s electricity sector, TotalEnergies is announcing investment decisions for six battery storage projects. In total, these projects amount to 221 MW of new storage capacity and an investment outlay of €160 million.

These projects were developed by Kyon Energy, a TotalEnergies affiliate acquired in 2024, and most will use next-generation batteries supplied by Saft, a TotalEnergies affiliate and leader in advanced battery technology. Construction began at the end of 2024, and commissioning is planned for early 2026.

The launch of these projects marks a major milestone in TotalEnergies’ development of battery energy storage capacity in Germany, where the Company has operations in the production, trading, aggregation and commercialization of clean firm power. This storage capacity will allow TotalEnergies to contribute to the resilience of the German power system, by reducing congestion and adding flexibility in order to quickly boost the country’s renewables sector.

TotalEnergies expands its integrated power operations in Germany

These batteries round out TotalEnergies’ German electricity portfolio, which consists of:

▪  7 GW1 of onshore wind and solar in development and 200 MW1 installed or under construction;

▪  6.5 GW net of offshore wind in development;

▪  2 GW of storage capacity in development and 321 MW under construction;

▪  9 GW of electricity aggregation capacity managed by Quadra Energy ;

▪  6,900 developed and operated charge points, including 1,100 with high-power charging.

“We are delighted with this significant step forward in the development of our integrated power activities in Germany, Europe’s largest electricity market. The implementation and integration of all these battery projects will allow us to supply our customers with clean firm power, contributing directly to our targeted 12% profitability in this activity,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

1 Subject to the closing of the VSB acquisition

Energy storage, a key part of our integrated electricity strategy

Energy storage plays a key role in offsetting the intermittence of renewable power. Their development is therefore necessary to enable TotalEnergies to offer Clean Firm Power to its customers, i.e. the continuous, stable supply of renewable electricity. Batteries also help to maximize the value of TotalEnergies’ portfolio, especially through its trading activities.

The Company leverages the expertise of its Saft affiliate for the supply of the best battery storage systems for its needs.

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TotalEnergies and electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a world class cost-competitive portfolio combining renewables (solar, onshore and offshore wind) and flexible assets (CCGT, storage) to deliver clean firm power to its customers. By the end of 2024, TotalEnergies’ gross renewable electricity generation installed capacity had reached 26 GW. TotalEnergies will continue to expand this business to reach 35 GW in 2025 and more than 100 TWh of net electricity production by 2030.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).